

June 21, 2012

Via E-Mail
Mr. Charles D. Boynton
Executive Vice President and Chief Financial Officer
SunPower Corporation
77 Rio Robles
San Jose, California 95134

Re: **SunPower Corporation**
Form 10-K for the fiscal year ended January 1, 2012
Filed February 29, 2012
Form 10-Q for the quarterly period ended April 1, 2012
Filed May 9, 2012
File No. 001-34166

Dear Mr. Boynton:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 1, 2012

Item 1. Business, page 3

Supplier Relationships, Manufacturing, and Module Assembly, page 10

1. We note your disclosure that you have contracted with some of your suppliers of raw materials and system components for multi-year supply agreements under which you have annual minimum purchase obligations and in certain cases prepayment obligations. Please tell us, and in future filings disclose, the material terms of any material agreements, such as the suppliers with whom you have contracted, the duration of the agreements, the amounts you are obligated to purchase, and your payment obligations.

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

2.   We note the variances in your net income during the periods presented. Under a separate caption in your future filings, please expand your disclosure to explain clearly to investors the reasons for the variances in your net income for the periods presented. Also disclose any known material trends affecting your net income for the periods presented. Refer to Item 303(b) of Regulation S-K.

Critical Accounting Estimates, page 53

– Revenue Recognition, page 53

3.   We note your disclosure that under certain contracts, you could be required to buy-back a customer's system at fair value on specified future dates if certain minimum performance thresholds are not met for periods of up to two years. You state that this provision exists "in certain limited cases." Please expand your disclosures here to provide more information regarding this contingent liability, including more defined disclosure regarding the number of projects to which this contingent liability exists. Discuss how these provisions impact your initial revenue recognition. Please also discuss how you evaluate these contingent liabilities for potential accrual in subsequent periods. Finally, explain how you have considered the disclosure requirements in FASB ASC 450-20 relating to these loss contingencies.

Liquidity and Capital Resources, page 68

Cash Flows, page 68

4.   We note that the net cash used in operating activities was impacted by increases in inventories and project assets of $131 million. Please explain to us why there was a significant increase in inventories and project assets considering that revenues only increased by 4%. In your response please discuss the impact that the overcapacity in the solar industry and declining European subsidies is expected to have on your inventories and project assets and whether you anticipate further write-downs. Refer to Item 303 of Regulation S-K.

Liquidity, page 74

5.   We note from your disclosures on page 128 that your foreign subsidiaries had approximately $289.2 million of accumulated undistributed earnings indefinitely reinvested outside the United States. We further note your disclosure here that "substantial amounts" of your cash is held outside the United States. To the extent such amounts could be considered material to an understanding of your liquidity and capital resources in future periods, such as repayments of your outstanding debt, please revise

your future filings to disclose the amounts of the cash and investment amounts held by your foreign subsidiaries that would not be available for use in the United States. Please further provide a discussion of any known trends, demands or uncertainties as a result of this policy that are reasonably likely to have a material effect on the business as a whole or that may be relevant to your financial flexibility. Refer to Item 303(a)(1) of Regulation S-K and Section IV SEC Release 33-8350.

6.   We note that your allowance for doubtful accounts increased from $6.0 million at January 2, 2011 to $20.4 million at January 1, 2012. We further note that the amounts charged to expenses for the allowance for doubtful accounts has increased from approximately .1% of sales in fiscal year 2009 to approximately .8% of sales in fiscal year 2011. Please revise future filings to describe any trends regarding the collectability of accounts receivable and your allowance for doubtful accounts.

Item 8: Financial Statements and Supplementary Data, page 80

Note 9. Commitments and Contingencies, page 105

Purchase Commitments, page 106

7.   We note your disclosure here that in some contracts you may reduce your purchase commitment under the contract if you obtain a bona fide third party offer at a price that is a certain percentage lower than the purchase price in the existing contract. In order to assist the reader in understanding the extent of the impact of these provisions on your existing purchase commitments, please revise future filings to provide more details regarding these terms. Clarify what portion of your existing purchase commitments contains these provisions. Also clarify how much lower the bona fide third party offer must be to trigger the reduced purchase commitments.

Note 10. Joint Ventures, page 110

Joint Venture with AUOSP, page 112

8.   We note that you have concluded that you are not the primary beneficiary of AUOSP since you alone do not have the power to direct the activities that most significantly impact its economic performance. However, we note that you are committed to purchase the majority of AUOSP's total annual output, ranging from 95% in the fourth quarter of fiscal 2010 to 80% in fiscal 2013 and thereafter. Please explain to us in greater detail how you determined how to account for your investment including why you are accounting for it on an equity method basis of accounting. Discuss how your evaluation considered the contractual requirement for you to purchase the majority of AUOSP's total annual output. In this regard, explain who manages AUOSP's production volumes and what role, if any, you play in setting AUOSP's total output or pricing. Refer to FASB ASC 810.

Note 11. Debt and Credit Sources, page 113

9.   We note that you agreed to reduce the exercise price of the 4.50% Warrants and 4.75% Warrants. Please tell us how you accounted for the change in exercise price citing the accounting literature you relied upon.

Form 10-Q for the Quarterly Period Ended April 1, 2012

Note 1. The Company and Summary of Significant Accounting Policies, page 7

10.   We note that in the first quarter of fiscal 2012 you changed your segment reporting to three regional segments: (i) the Americas Segment, (ii) the EMEA Segment, and (iii) the APAC Segment. Please tell us if you are aggregating operating segments into the three reportable segments. To the extent that you are aggregating your operating segments into reporting segments, please provide us with your detailed analysis of how you considered all of the factors in reaching your conclusion that aggregation of the operating segments into two reporting segments was appropriate. Refer to paragraph 280-10-50-11 of the FASB Accounting Standards Codification.

Item 2. Management's Discussion and Analysis, page 38

11.   We note your disclosure on page 40 that you offer a solar lease program that allows residential customers to obtain SunPower systems under lease agreements for terms of up to 20 years. Please tell us, and in future filings describe, the structure of the program and the typical terms offered. Please also describe the impact of the program on your liquidity and quantify the impact on your results of operations of sales made pursuant to this program. Finally, please expand your "General Overview" section in future filings to discuss the program as a material trend and discuss the material risks associated with the program, or tell us why you do not believe such disclosure is required. In this regard, we note management's statement during the conference call held on May 3, 2012 that leasing "has become a key growth driver in the residential segment" that "has the potential to significantly expand the addressable market." For guidance, please refer to Interpretive Release No. 33-8350, available on the Commission's website.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   ●   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ●   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   ●   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Lynn Dicker, Staff Accountant, at (202) 551-3616 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin, Staff Attorney, at (202) 551-3625 or Tim Buchmiller, Reviewing Attorney, at (202) 551-3635 with any other questions. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

                                        Sincerely,

                                        /s/ Kevin L. Vaughn

                                        Kevin L. Vaughn
                                        Accounting Branch Chief